Invest in Odyssey Science, Inc.

Beauty & Wellness brand driven by innovation, caring
for YOU and our PLANET

ODYSSEYSCIENCE.COM SWANSEA MASSACHUSETTS

Technology   Retail   Health and Fitness   Product   Ecommerce





After working in the pharmaceutical industry for over 10 years specializing in aerosol delivery systems, it became evident to our CEO what improvements were needed for this delivery technology. From customer feedback, he realized that customer complaints were the result of poor product dispensing and product stability. Open tube products can't be dispensed, or the repeat contact causes microbial contamination. In addition, light, air, water, causes degradation or inactivation of the active ingredients.

Michael Brower Co-Founder, CFO and COO @ Odyssey Science, Inc.

 Odyssey

ABOUT   UPDATES⁰   REVIEWS²²   ASK A QUESTION⁰

Why you may want to invest in us...

1. First and only manufacturing technology preserving efficacy and stability for topical products.

2. Patent-pending technology extends product shelf life and provides the safest customer application.

3. Odyssey's products combine specialized formulations with innovative manufacturing technology.

4. Custom built formulation and filling line used exclusively to make our products in the USA.

5. Odyssey's products are ALWAYS germ and contamination free because they are perpetually sealed.

6. Our ESP technology has significant applications beyond our target markets, including food.

7. Odyssey is a leader in sustainable and recyclable product packaging,

8. Our team has collectively over 90 years of experience in the CPG and waste industries.

Why investors ❤ us

WE'VE RAISED $12,300 SINCE OUR FOUNDING



Walter has always been a role model of mine. His drive and work ethic is something that I have always looked up to. Over the past several years I have been able to see his passions come together to where he is now an integral part of the future success of Odyssey Science, Inc.. He is dedicated to providing the absolute best product and service to all and is constantly aiding in the search for new and innovative ideas to better their product. The way he describes what Odyssey Science Inc. has to offer truly leaves you feeling excited about the product and eager to learn more. Because of Walter's commitment to success, I am more than happy to support both him and Odyssey Science Inc. in anyway I am able to. read less

Hailey Alden ⭐



I've seen these products first hand and absolutely love them!

Amy Munroe ⭐



Walter is an outstanding person of great integrity. He is one of my favorite people in this world. His dedication to his business is always front and center. I wish him all the best!

Diane G Lambert ☆



I have seen his accomplishments and his creations. I am always impressed. His recent endeavors are impressive for a company 3 times their size

Pat Munroe ☆



Roberts knowledge in the pharmaceutical testing and formulation development business is impressive. And his ability to manage a growing company is also impressive. with his background in pharmaceuticals and testing and developing I believe Would be a natural progression going into cosmetics. Some of the products that they are working on is really impressive. So I definitely would vouch for Robert, and his abilities to launch new products, and to manage a growing business, John Munroe

John Munroe ☆



Walter great at everything that he puts this mind and hart to

Eva Petcu ☆



Robert is willing to make whatever sacrifices he needs to have the company grow.

Robert Alec Munroe ☆



Bob, has worked hard developing his craft and understanding of chemistry. When the last company that he worked for was closing, he approached them to continue to use the facility, purchase/lease the equipment. The company was no longer pursuin research and development and was shutting down the line. He spotted the opportunity, took a leap of faith and started Founders where he continues testing for others.

Stephen Munroe ☆



Walter is one of those rare people that I would trust with absolutely anything in my life. We started as business contacts and have grown to become great friends. His passion for this new venture is unrivaled and I am excited to see it grow.

Jason White ☆



I completely believe in Walter and the entire Odyssey Science team! They have worked so hard over the years developing innovative products with passion and expertise. Truly excited to witness the success of this company!

Janice M Alden ☆



I have been using products recommended by Walter and they have truly exceeded my expectations. Walter and the rest of Odyssey Science Inc. really care about their customers and I am happy to support what they do!

Karen Larsen ☆



While Robert's knowledge and experience related to the field speaks volumes to his ability to lead a successful company, the products and formulations he and his team have designed give Odyssey Science, Inc. an edge over the industry to become the "next big thing". Superior performance and an elegance that is often difficult to achieve help set Odyssey Science Inc. and their products apart from their competition.

Noah Munroe ☆

Our team
AND OUR MAJOR ACCOMPLISHMENTS



Michael Brower
Co-Founder, CFO and COO
Michael has over 30 years of experience in diverse consumer product markets including beauty. Successful exits with Odyssey Golf (from startup to # 1 global brand and sold to Callaway Golf), Led IPO with Spy Optics/Orange 21.
ⓘ



Robert Munroe
Co-Founder, CEO
Robert has over 25 years of experience in the pharmaceutical testing industry. Co-Founder of Founders Science Group. Prior experience includes directing QC and R&D groups for Bausch & Lomb, Valeant, sold to Valeant for $450M), Teva, and Collegium.
ⓘ



Ronald Gurge
Co-Founder, Chief Product Officer
Ron's experience includes the development of Antiperspirants / Deodorants, Shaving Preparations, Tooth Whiteners, Cosmetics and prescription products for Dry Skin, Acne and Atopic Dermatitis, several that were category leaders.
ⓘ



Walter Larsen
Co-Founder, VP and GM
Walter has 24 years of experience in the waste management and recycling industries as the GM of advanced recycling facilities and Director of Facilities Maintenance for Browning-Ferris Industries, Allied Waste, FCR Recycling,





Casella Waste Systems.

Downloads

- Odyssey Science Investor Deck - WeFunder 10.26.20.pdf
- Odyssey Science Executive Summary - Wefunder 10.26.20.pdf

The Story of Odyssey Science

The Start of the Journey:

After working in the pharmaceutical industry for over 10 years specializing in aerosol delivery systems, it became evident to me what the next steps for this delivery technology needed to be.

Based on customer feedback, I realized two things. First, the highest number of customer complaints was the result of poor product dispensing. The second realization was the issue of product stability. Open tube products can't be dispensed, or the repeat contact causes microbial contamination. In addition, light, air, water, causes degradation or inactivation of the active ingredients. These two issues comprised 98% of all customer complaints.

After more than 15 years of R & D, trial and error, we finished development of our patent pending ESP manufacturing technology that successfully solves these issues causing customer complaints.

I am proud to launch our ESP technology that provides maximum product efficacy, stability, safety, and performance resulting in superior consumer experience.

Odyssey
HYDRATING
DERMAL
MOUSSE
1.7oz. (50g)

How The Team Came Together:

Our management team came together through both personal and business relationships.

Bob and Ron have worked together to develop many successful skincare products in the pharmaceutical and OTC markets and cofounded Founders Science Group, Odyssey's strategic manufacturing partner. Their past partnership has developed many successful skin and personal care products including several category leaders. They have the unique ability to explain things that are very technical in a way where you don't have to be a domain expert to understand.

Walter knew Bob socially for over a couple decades and it started with a passion for boating and fishing. Over time the relationship grew and Walter helped cofound Founders Science Group. Walter's long professional experience in the waste industries is a great asset for Odyssey as we take a leadership role in sustainable and recyclable product packaging in our industry.

Michael has worked in the consumer goods for his entire career and in the skincare industry for the past six years. He got to know Bob and Ron and Founders Science group during his tenure with a couple technology based skincare brands including one founded by the co-founder of Skin Medica (which sold to Allergan for $400M). During this period of time, Michael along with a partner acquired a clinically studied and tested hyperpigmentation brand called Vivatia from Valeant Pharmaceuticals which is currently marketed on Amazon and through physician channels. The interesting part of this is that Vivatia was invented and developed by Bob and Ron.

Our team has worked with some impressive brands in the past.



Why We Are Passionate About Our Brand's Science:

Our team is very passionate about our ESP technology and the benefits it brings to businesses, consumers, and our planet. Product degradation and waste estimated at $1 trillion is well known for food products and has been a recent significant area of interest focus by investment groups. Product failure or waste (in the form of ineffective products) is a significant problem in skincare and other topical products that we estimate at over $300 billion. Until now, there has been no attention paid to this industry problem.

To address this we have developed our PATENT PENDING ESP technology combined with our custom built production line that extends the product's life. Our technology was initially developed for the pharmaceutical industry which has the highest regulatory and protocol requirements.

We believe a product's consumer promise should last throughout the product's use, not only when it's first manufactured. Legacy manufacturing processes of creams, serums, gels, lotions, and oils begin degrading the moment they are manufactured and while they sit in inventory awaiting purchase. The analogy is like purchasing a new car that immediately depreciates the moment it is driven off the lot.

We also believe formulation of any kind including natural and clean products will degrade WITHOUT a manufacturing process that eliminates light and oxygen. ALL other brands are forced to add additional ingredients and preservatives (which results in increased product costs) in an attempt to maintain efficacy and stabilize formulations. Just as important, it is well known that consumers get better skin absorption when fewer ingredients are required.

We believe ESP TECHNOLOGY will become the industry seal of approval and promise of Product Efficacy and Stability for all beauty and wellness products, similar to Intel for their semiconductor chips, "Intel inside". Our products are proudly developed and manufactured in the USA and comply with all FDA regulations and good manufacturing practices.



Our Progress to Date:

We have filed our patent for our technology and based on feedback from the PTO office, we believe it will be issued. In addition to our patent, we have strong manufacturing trade secrets resulting from our custom built formulation and filling manufacturing line. This line is exclusively used for Odyssey's products.

We soft launched our first product in 2020, a CBD Hemp moisturizer. Our feedback has been very positive. We will be launching both Non-CBD and CBD Hemp based products. We have completed Odyssey unique formulations for another 5 products including a hydrator, retinol, lightener / brightener (pigmentation), sunscreen, and vitamin C, E, and ferulic acid.

Come Join Us on Our Journey:

We welcome EVERYONE to come join the Odyssey Science journey for better skin health and wellness. As we say SCIENCE, NOT SCIENCE FICTION.

And before we start, we would love to share our brand attributes with you.

Odyssey's Brand Attributes:

CONFIDENT

Feeling comfortable in your own skin. Odyssey Science knows that confidence is not skin deep. Just like our customers, we are brave enough to stand out from the crowd and have created a brand that matches our values and is bold enough to pave a new way to treat your skin.

EMPOWERING

Knowledge is power. Odyssey Science believes that everyday people are capable of making their own decisions when it comes to the health of their skin. We aim to educate all consumers and arm them with information that will allow them to make the best decisions about the products they want to put on their skin.

AUTHENTIC

It is what it is. From our patent pending manufacturing process to our packaging, we take the necessary steps to ensure the active ingredients are at optimal concentrations for every single use of the product. Trusting your product to be effective is crucial to achieving the results you deserve.



Investor Q&A

What does your company do? ⌄   — COLLAPSE ALL

Odyssey's brand of beauty and wellness products are manufactured to achieve and maintain the highest level of product EFFICACY, STABILITY, and SAFETY, increasing product performance and consumer experience. Product failure and waste are significant problems with beauty and wellness and all other topical products. Formulations of any kind including natural and clean products will degrade WITHOUT our ESP technology, a manufacturing and packaging process that eliminates light and oxygen.

Where will your company be in 5 years? ⌄

In 5 years, we believe we can achieve revenues of more than $50M and EBITDA of 25%. This will position us to achieve a liquidity event for our shareholders based on prevailing revenue multiples in the beauty industry. From a technology position, we hope that our ESP technology will become the accepted manufacturing standard for products made that have maximum efficacy, stability, and safety. These are forward looking projections and are not guaranteed.

Why did you choose this idea? ⌄

After working in the pharmaceutical industry for over 10 years specializing in aerosol delivery systems, it became evident to our CEO what improvements were needed for this delivery technology. From customer feedback, he realized that customer complaints were the result of poor product dispensing and product stability. Open tube products can't be dispensed, or the repeat contact causes microbial contamination. In addition, light, air, water, causes degradation or inactivation of the active ingredients.

How far along are you? What's your biggest obstacle? ⌄

Our ESP technology has been developed and we have filed a patent. We developed and launched our first product this year. We have completed development on several new product formulations including a brightener / lightener, retinol, hydrator, glycolic acid, vitamin C, E and Ferulic acid, and sunscreen product. Because of our strategic manufacturing partnership, we have the unique ability to rapid develop new products. Our primary challenge will be completing our capital raise on a timely basis so that we can build inventory and invest in marketing and sales programs to achieve our financial and corporate goals.

Who competes with you? What do you understand that they don't? ⌄

We compete in the Beauty and Wellness markets that we estimate at approximately $400 billion. In our markets there continues to be strong consumer interest and focus on product efficacy and stability. What competitors don't understand is that existing, legacy manufacturing processes that have not changed over decades produce products that degrade as early as they are manufactured causing a loss of efficacy and stability, creating products that don't work. Current competitors are forced to add more preservatives and additional ingredients to try and maintain efficacy and stability. The issue is that more ingredients are bad as skin absorption is limited. Recently L'Oreal was required to recall product due to mold.

How will you make money? ⌄

We sell high performance beauty and wellness products through several sales channels including direct to consumer through our website and amazon, specialty retail including physicians (dermatologists, plastic surgeons, and medical spas), military bases, and dispensaries, and international distribution. Potential future distribution channels include online pharmacies, QVC / HSN, and MLM sales channels. We hope to achieve sales of over $50M in year 5. Our products will sell online at prices that will range from $80 - $130. Our overall average gross margins are estimated at 70%. We hope that EBITDA will reach 25% in year 5. Our business model is very capital efficient. We plan to outsource our distribution and fulfillment. These are forward looking projections and are not guaranteed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ˅

Odyssey has no development risk. We have soft launched our first product in 2020 and have several product formulations completed for products that can be launched in the next 4 to 8 months. Being strategically and vertically integrated through our exclusive manufacturing partner will minimize supply chain disruptions other competitors may face. Our primary risks are twofold. Our first risk is our ability to raise capital timely to achieve our forecasted business goals. Our second is successfully communicating and educating consumers on the performance advantages and benefits of our technology for our branded products. We believe our risks are mitigated by our experienced team and their successful track record.

Has your team achieved past successful shareholder exits and brand success? ˅

Our team has achieved multiple successful shareholder exists both through private sale and IPO. In addition they have developed category leading products and global #1 brands.

Does your product technology have any market applications beyond Beauty and Wellness? ˅

Our patent pending ESP technology has broad applications beyond Beauty and Wellness products including but not limited to prescription based products and food.

Who is Odyssey's targeted customer? ˅

Our brand of products is gender inclusive. We believe good health includes skin health. We believe our customer cares both what goes in and on their body. They will research and educate themselves about product options before purchasing. We believe our unique product formulations combined with our advanced manufacturing technology that produces the highest efficacy, stability, safety, and performance will resonate with early adopters. Initially we plan to be more female focused. We believe our leadership role in using recyclable and sustainable packaging will connect with the Gen Z to mature beauty and wellness product user. Odyssey cares about YOU and our PLANET.

Would you ever consider licensing your advanced manufacturing technology? ˅

That is an additional revenue stream we can consider. For example there may be certain product categories where we may not consider launching a product in, say for example and hypothetically hair care. In that scenario we may decide to partner with another brand to license our technology or co-brand.

What is your product development cycle for new products? ˅

A great competitive advantage of Odyssey Science is that we have our own experienced in-house development team. This accelerates new product development compared to competitors that must rely on outsourced contract manufacturers and developers. As one example, if our Amazon partner told us one month there was 5 million searches for a skincare product with glycolic acid in it, we could take that information and have a product launched into the market within 120 - 150 days, assuming average raw material lead times. We are able to act on market trends quickly by utilizing our development strength and exclusive, strategic manufacturing partnership.

What does ESP stand for? ˅

ESP stand for higher Efficacy (E), Stability (S), and Performance (P), which are the significant benefits provided by our patent pending technology to all our products.



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